UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated February 1, 2024, announcing the Company’s financial results for the fourth quarter ended December 31, 2023.

The information contained in Exhibit 99.1, except for the commentary of Alexander Saverys, of this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission effective June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: February 1, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

EURONAV ANNOUNCES FOURTH QUARTER 2023 RESULTS

HIGHLIGHTS

•	New chapter for Euronav, changes in corporate governance & company structure
•	Fleet expansion with 4 VLCC’s & 2 Suezmaxes on order since Q4
•	Q1 2024 spot rates to-date: 46% fixed at 50,430 USD per day for VLCC fleet and 54% fixed at 54,892 USD for Suezmax fleet

ANTWERP, Belgium, 1 February 2024 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results today for the fourth quarter ended 31 December 2023.

Alexander Saverys, CEO of Euronav said: “The fourth quarter of 2023 has been a transformative one for Euronav. A solution for the deadlock with Frontline was found, CMB solidified its position as anchor shareholder and the CMB.TECH transaction was announced. Whilst the acquisition of CMB.TECH would be a very big step in our diversification and decarbonisation strategy, we have also continued to optimise and modernise our fleet with the new orders of 2 Suezmaxes and 2 more VLCC’s, that will be ready to be powered by ammonia, and the sale of the oldest ship in our fleet. We have also concluded the sale and delivery of 23 VLCC’s to Frontline, with only one remaining to be delivered. Euronav is quickly gearing up to become the reference in sustainable shipping.”

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Fourth Quarter 2023	Fourth Quarter 2022	YTD 2023	YTD 2022

Revenue	270,883	368,068	1,237,377	854,669
Other operating income	3,811	4,626	23,316	15,141

Voyage expenses and commissions	(37,265)	(45,140)	(140,937)	(175,187)
Vessel operating expenses	(57,530)	(58,534)	(231,018)	(216,094)
Charter hire expenses	(2,071)	(941)	(4,500)	(5,769)
General and administrative expenses	(21,983)	(13,601)	(62,532)	(51,702)
Net gain (loss) on disposal of tangible assets	323,327	62,569	372,444	95,813
Depreciation	(49,416)	(57,554)	(221,040)	(222,597)

Net finance expenses	(17,973)	(23,778)	(104,698)	(105,869)
Share of profit (loss) of equity accounted investees	(10)	94	(22)	17,650
Result before taxation	411,773	235,809	868,390	206,055

Tax benefit (expense)	(886)	(729)	(6,060)	(2,804)
Profit (loss) for the period	410,887	235,079	862,330	203,251

Attributable to: Owners of the Company	410,887	235,079	862,330	203,251

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2023	Fourth Quarter 2022	YTD 2023	YTD 2022

Tankers	408,531	232,341	848,901	171,123
FSO	2,356	2,738	13,429	32,128
Result after taxation	410,887	235,079	862,330	203,251

Information per share:

(in USD per share)	Fourth Quarter 2023	Fourth Quarter 2022	YTD 2023	YTD 2022

Weighted average number of shares (basic) *	202,035,555	201,747,963	201,901,743	201,747,963
Result after taxation	2.03	1.17	4.27	1.01

*	The number of shares issued on 31 December 2023 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 31 December 2023 is 202,233,997.

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2023	Fourth Quarter 2022	YTD 2023	YTD 2022

Profit (loss) for the period	410,887	235,079	862,330	203,251
+ Net interest expenses	16,553	24,436	104,071	105,777
+ Depreciation of tangible and intangible assets	49,416	57,554	221,040	222,597
+ Income tax expense (benefit)	886	729	6,060	2,804
EBITDA (unaudited)	477,742	317,798	1,193,501	534,429

+ Net interest expenses JV	—	—	—	(745)
+ Depreciation of tangible and intangible assets JV	—	—	—	3,149
+ Income tax expense (benefit) JV	—	—	—	(1,599)
Proportionate EBITDA	477,742	317,798	1,193,501	535,234

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2023	Fourth Quarter 2022	YTD 2023	YTD 2022

Weighted average number of shares (basic)	202,035,555	201,747,963	201,901,743	201,747,963
Proportionate EBITDA	2.36	1.58	5.91	2.65

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the fourth quarter of 2023, the Company realized a net gain of USD 410.9 million or USD 2.03 per share (fourth quarter 2022: a net gain of 235.1 USD million or USD 1.17 per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 477.7 million (fourth quarter 2022: USD 317.8 million).

TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Fourth quarter 2023	Fourth quarter 2022	Full Year 2023	Full Year 2022
VLCC
Average spot rate (in TI Pool)*	41,700	57,400	47,600	27,600
Average time charter rate**	47,500	34,400	48,500	42,900
SUEZMAX
Average spot rate***	42,800	57,800	55,700	31,200
Average time charter rate	30,700	30,400	30,500	30,400

*Euronav owned ships in TI Pool (excluding technical off-hire days)
**Including profit share where applicable
*** Including profit share where applicable (excluding technical off-hire days)

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

EURONAV TANKER FLEET DEVELOPMENTS

2x new Suezmax time chartered to Valero
The two newbuilding ice classed Suezmax orders at Daehan Shipbuilding have been long term time chartered to Valero. Delivery of these vessels is expected in April/May 2026 when each of the time charter contracts will begin.

Total of 4x new VLCC under construction
Euronav has lifted the option for one more VLCC at Qingdao Beihai shipyard (China) in December and another one in January. Euronav now has four VLCC’s on order at Qingdao Beihai following the ordering of two VLCC’s earlier in the year. The vessels are expected to be delivered in Q4 2026 & Q1 2027 respectively and will be ready to be powered by a dual-fuel diesel-ammonia engine.

Update on vessels sold so far to FRO
So far 23 VLCC’s out of the 24 VLCC’s that were included in the deal, have been sold and delivered to Frontline. The VLCC Camus is expected to be delivered in March. The total capital gain in Q4 amounted to USD 323.3 million, and a capital gain of approximately USD 374.2 million is expected in Q1 2024 (including Camus).

Sale of Oceania
Euronav has sold the ULCC Oceania (2003 - 441,561 DWT). This sale is part of our ongoing fleet optimisation strategy and in response to new regulations such as EEXI (Energy Efficiency Existing Ship Index) which came into force in 2023. This transaction will generate a capital gain of USD 34.8 million in Q1/2024. The Oceania is debt free and was delivered to her new owner on 15 January 2024.

CORPORATE GOVERNANCE DEVELOPMENTS

AGREEMENT WITH THE REFERENCE SHAREHOLDERS
On 9 October 2023 Euronav’s two reference shareholders, CMB NV (“CMB”) and Frontline plc/Famatown Finance Limited (“Frontline”), reached an agreement on a transaction involving the Company that puts an end to uncertainties and risks arising from their entrenched differences over strategy, while offering other shareholders the opportunity to realise substantial cash value for their investment or remain as shareholders of the Company under the new strategy.

The transaction comprises three interdependent agreements, under the terms of which:

•	CMB acquired Frontline’s 26.12% stake in the Company for $18.43 per share;

•	Frontline acquired 24 VLCC tankers from the Euronav fleet for $2.35 billion (the “Vessel Sale”);

•	The Company’s pending arbitration action against Frontline and affiliates has been settled.

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

Following its acquisition of Euronav shares from Frontline, CMB now owns more than 53% of the Company. In compliance with Belgian market rules, CMB will launch a mandatory takeover offer (“the Offer”) for all outstanding shares in Company, at a price of USD 17.86 per share paid in cash, i.e. USD 18.43 per share less USD 0.57 dividend per share.

The transaction details and more information on the mandatory takeover offer can be found in the press release we announced on 9 October 2023 (https://www.euronav.com/investors/company-news-reports/press-releases/2023/agreement-between-reference-shareholders/).

NEW MANAGEMENT & SUPERVISORY BOARD
Grace Reksten Skaugen, John Fredriksen, Cato H. Stonex and Ole Henrik Bjørge resigned from the Supervisory Board after the share sale took effect, to allow a new Supervisory Board to steer the company towards its new strategy. Julie De Nul, Patrick De Brabandere and Marc Saverys consequently decided to co-opt Catharina Scheers, Patrick Molis & Bjarte Bøe within the Supervisory Board upon recommendation of the Corporate Governance & Nomination committee.

The new Supervisory Board and its committees now consist of the following members:

Supervisory board	Audit & Risk Committee	Sustainability committee	Remuneration committee	Corporate governance and nomination committee
Marc Saverys (non-independent - chair)
Patrick De Brabandere* (non-independent)	Chair		Member	-
Bjarte Bøe (non-independent)		Member		Member
Julie De Nul (independent)			Chair	Member
Catharina Scheers (independent)	Member	Chair	Member
Patrick Molis (independent)	Member			Chair
*acting as permanent representative of DEBEMAR BV, as from 1/1/2024

The Supervisory Board unanimously decided to appoint following Management Board members upon recommendation of the Corporate Governance & Nomination committee:
-	Alexander Saverys (Chief Executive Officer)
-	Ludovic Saverys (Chief Financial Officer)
-	Michael Saverys (Chief Chartering Officer)
-	Maxime van Eecke (Chief Commercial Officer)
-	Benoit Timmermans (Chief Strategy Officer)

More information and all the biographies can be found on our website.

Capital Markets Day
On 12 January 2024, Euronav held a Capital Markets Day together with CMB.TECH in light of the proposed transaction that was announced in December and requires approval of the shareholders during an SGM on 7 February. During the Webinar, the Management Board, together with other members of the management gave their insights on what the transaction would entail, the new strategy & the various business units. The presentation, recording and transcript can be found on our website: https://www.euronav.com/investors/legal-information/sgm/2024/

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

SGM
Euronav will organize a Special General Meeting on the 7th of February to vote on the proposed transaction in which Euronav would acquire CMB.TECH. The convening notice and the other documents related to this meeting are available on the company’s website https://www.euronav.com/investors/legal-information/sgm/2024/ The practical formalities for participation in this meeting are described in the convening notice.

Future Company name
Given the Company’s strong focus on decarbonization following implementation of its new strategy and the Transaction, Euronav intends to propose to its shareholders to change its corporate name to CMB.TECH following completion of the Transaction and the Offer. It envisages to keep the “Euronav” name as the brand name for its tanker division.

Expected Timeline:
•	7 February 2024: SGM

•	8 February 2024: Closing of the Transaction

•	Mid-February 2024 Targeted approval date of MTO Prospectus / CMB launches mandatory offer (MTO) for Euronav

•	Mid-March 2024 Targeted close of acceptance period for MTO

TRANSFER FAST
Euronav is pleased to announce a new chapter in the evolution of the FAST platform. In a strategic move to enhance capabilities and ensure continued growth, Euronav is transferring the FAST platform to ZeroNorth.

TANKER MARKET & OUTLOOK
Some context is required when assessing the dynamics of the large crude tanker market during Q4 and the associated freight rates. Heightened geopolitical tensions, longer ton miles and more oil on the water in transit provided a very supportive background during the quarter. These factors are supported by robust industry fundamentals regarding vessel supply, global fleet age and positive year on year growth for crude consumption.

Crude oil demand & supply
In January 2024, The International Energy Agency (IEA) increased its estimates of world oil supply, raising it by 1.5 million barrel per day (mb/d) to a new high of 103.5 mb/d, fuelled by record-setting output from the US, Brazil, Guyana and Canada. Non-OPEC+ production will dominate growth this year, accounting for close to 1.5 mb/d.

Global demand is forecast to be at an all-time high and growing in 2024, but at a slower pace. Increases in global oil demand are set to halve from 2.3 mb/d in 2023 to 1.3 mb/d in 2024, with the post-Covid recovery all but complete, GDP growth below trend in major economies, and as energy efficiency improvements and electrification of the vehicle fleet curb oil use. (source: IEA) According to Morgan Stanley, China and India remain key demand drivers for 2024 (58% of the consensus growth 2023/24) - with petrochemicals and aviation as key sectoral drivers (84% of the consensus growth 2023/24). Supply is forecast to slightly outweigh demand resulting in modest inventory builds in 2024.

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

Rising geopolitical tensions in the Middle East, which accounts for one-third of the world’s seaborne oil trade, has increased market volatility at the start of 2024. While oil production has not been impacted, a rising number of ship owners are diverting cargoes away from the Red Sea. According to IMF Portwatch, ships transiting the Suez Canal have fallen by 40% (full year 2023 versus week of January 12, 2024), with a commensurate increase in voyages around Cape of Good Hope. In 2023, roughly 10% of the world’s seaborne oil trade, or around 7.2 mb/d of crude and oil products passed through this major trade route. The tight tanker supply-demand rate means that a small marginal tanker supply disruption could lead to high freight rate volatility. (source: Morgan Stanley, IEA)

Maritime crude oil trading patterns are further impacted by the US temporarily lifting the sanctions on oil from Venezuela (October 18, 2023 until April 18, 2024). According to Clarksons, this could be very beneficial for tanker operators if this leads to increased exports to the US and Europe. Currently, as a result of these sanctions, crude export from Venezuela was transported through the so-called dark fleet. Now that sanctions have been lifted it is expected that these barrels will be transported by conventional fleet. Pool operator Tankers International also believes this could have a positive impact for VLCC’s. The IEA assumes that Venezuela and Iran will be able to even grow their export if more international sanctions are gradually lifted/eased.

Vessel Supply
The Order Book / Fleet (OB/F) ratio for the crude tanker segments remains favourable and far below historic ratios. In January 2024, the ratio stands at 2.6% for VLCC (OB/F average since 1996 is 18.6%) and 10.1% for Suezmax (OB/F average since 1996 is 20.9%). In addition, over a period of 23 years, both the VLCC and the Suezmax fleet has never had a higher average fleet age as today (11.51 years for VLCC, 11.77 years for Suezmax). (Source: Clarksons)
Freight rates
Rates in the crude tanker segment remain firm. Atlantic Basin production and exports (US and Brazil) are expected to increase, and the concerns regarding the Red Sea turmoil and whether there will be sufficient supply of crude tankers also contributes. In addition, global oil production is expected to increase by to 103.5 mb/d, though there could be risk to the downside should OPEC further prolong and/or deepen planned production cuts.
So far in the first quarter, Euronav VLCCs in the Tankers International Pool have earned USD 50,430  per day with 46% of the available days fixed. Euronav’s Suezmax fleet trading on the spot market has earned USD 54,892  per day on average with 54% of the available days fixed.

DISTRIBUTION TO SHAREHOLDERS
We will not distribute a dividend for Q4 2023.

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

CONFERENCE CALL
The Q4 Earnings call will be a videocall with an accompanying slideshow. Details of this conference call can be found below and on the “Investor Relations” page of the Euronav website at https://www.euronav.com/investors/company-news-reports/conference-call/

The presentation for the earnings call will be available here: https://www.euronav.com/investors/company-news-reports/presentations/2024/

Webcast Information
Event Type:	Webcast with user-controlled slide presentation
Event Date:	1 February 2024
Event Time:	14:00 CET
Event Title:	“Q4 Earnings call”
Event Site/URL:	Register here

The recording and a transcript of the call will be uploaded onto our website in our investor section https://www.euronav.com/investors/

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

Contact:
Communications Coordinator – Enya Derkinderen Tel: +32 476646359
Email: communications@euronav.com

Special General Meeting – 7 February 2024

About Euronav NV
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 20 VLCCs (with a further four under construction), 21 Suezmaxes (with a further five under construction) and 2 FSO vessels.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

Condensed consolidated statement of financial position (unaudited)
(in thousands of USD)

	December 31, 2023	December 31, 2022
ASSETS

Non-current assets
Vessels	1,629,570	3,057,933
Assets under construction	106,513	228,429
Right-of-use assets	3,691	21,493
Other tangible assets	644	762
Intangible assets	14,194	15,746
Receivables	2,888	34,825
Investments in equity accounted investees	1,423	1,423
Deferred tax assets	280	1,403

Total non-current assets	1,759,203	3,362,014

Non-current assets held for sale	871,876	18,459

Current assets
Bunker inventory	22,511	41,643
Trade and other receivables	307,988	366,789
Current tax assets	817	239
Cash and cash equivalents	429,370	179,929

Total current assets	760,686	588,600

TOTAL ASSETS	3,391,765	3,969,073

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,466,529	1,678,336
Translation reserve	234	(24)
Hedging reserve	1,140	33,053
Treasury shares	(157,595)	(163,024)
Retained earnings	812,219	385,976

Equity attributable to owners of the Company	2,361,675	2,173,465

Non-current liabilities
Bank loans	362,235	1,264,243
Other notes	198,219	197,556
Other borrowings	71,248	71,011
Lease liabilities	3,363	5,824
Other payables	146	404
Employee benefits	1,669	1,635
Provisions	274	597

Total non-current liabilities	637,154	1,541,270

Current liabilities
Trade and other payables	121,472	90,469
Current tax liabilities	4,768	5,927
Bank loans	166,124	68,941
Other notes	3,733	—
Other borrowings	92,298	65,851
Lease liabilities	4,217	22,855
Provisions	324	295

Total current liabilities	392,936	254,338

TOTAL EQUITY and LIABILITIES	3,391,765	3,969,073

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

Condensed consolidated statement of profit or loss (unaudited)
(in thousands of USD except per share amounts)

	2023	2022
	Jan. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2022
Shipping income
Revenue	1,237,377	854,669
Gains on disposal of vessels/other tangible assets	372,444	96,160
Other operating income	23,316	15,141
Total shipping income	1,633,137	965,970

Operating expenses
Voyage expenses and commissions	(140,937)	(175,187)
Vessel operating expenses	(231,018)	(216,094)
Charter hire expenses	(4,500)	(5,769)
Loss on disposal of vessels/other tangible assets	—	(347)
Depreciation tangible assets	(219,428)	(221,576)
Depreciation intangible assets	(1,612)	(1,021)
General and administrative expenses	(62,532)	(51,702)
Total operating expenses	(660,027)	(671,696)

RESULT FROM OPERATING ACTIVITIES	973,110	294,274

Finance income	67,168	27,140
Finance expenses	(171,866)	(133,009)
Net finance expenses	(104,698)	(105,869)

Share of profit (loss) of equity accounted investees (net of income tax)	(22)	17,650

PROFIT (LOSS) BEFORE INCOME TAX	868,390	206,055

Income tax benefit (expense)	(6,060)	(2,804)

PROFIT (LOSS) FOR THE PERIOD	862,330	203,251

Attributable to:
Owners of the company	862,330	203,251

Basic earnings per share	4.27	1.01
Diluted earnings per share	4.27	1.01

Weighted average number of shares (basic)	201,901,743	201,747,963
Weighted average number of shares (diluted)	201,901,743	201,994,217

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

Condensed consolidated statement of comprehensive income (unaudited)
(in thousands of USD)

	2023	2022
	Jan. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2022

Profit/(loss) for the period	862,330	203,251

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	(116)	942

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	258	(477)
Cash flow hedges - effective portion of changes in fair value	(31,913)	30,657
Equity-accounted investees - share of other comprehensive income	—	159

Other comprehensive income (expense), net of tax	(31,771)	31,281

Total comprehensive income (expense) for the period	830,559	234,532

Attributable to:
Owners of the company	830,559	234,532

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

Condensed consolidated statement of changes in equity (unaudited)
(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	203,251	203,251
Total other comprehensive income (expense)	—	—	(477)	30,657	—	1,101	31,281
Total comprehensive income (expense)	—	—	(477)	30,657	—	204,352	234,532

Transactions with owners of the company
Dividends to equity holders	—	(24,213)	—	—	—	—	(24,213)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,080	—	1,080
Equity-settled share-based payment	—	—	—	—	—	1,484	1,484
Total transactions with owners	—	(24,213)	—	—	1,080	1,484	(21,649)

Balance at December 31, 2022	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	862,330	862,330
Total other comprehensive income (expense)	—	—	258	(31,913)	—	(116)	(31,771)
Total comprehensive income (expense)	—	—	258	(31,913)	—	862,214	830,559

Transactions with owners of the company
Dividends to equity holders	—	(211,807)	—	—	—	(434,487)	(646,294)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	5,429	—	5,429
Equity-settled share-based payment	—	—	—	—	—	(1,484)	(1,484)
Total transactions with owners	—	(211,807)	—	—	5,429	(435,971)	(642,349)

Balance at December 31, 2023	239,148	1,466,529	234	1,140	(157,595)	812,219	2,361,675

PRESS RELEASE Regulated information 1 February 2024 – 08.00 am CET _______________________________________

Condensed consolidated statement of cash flows (unaudited)
(in thousands of USD)

	2023	2022
	Jan. 1 - Dec. 31, 2023	Jan. 1 - Dec. 31, 2022
Cash flows from operating activities
Profit (loss) for the period	862,330	203,251

Adjustments for:	(40,918)	217,545
Depreciation of tangible assets	219,428	221,576
Depreciation of intangible assets	1,612	1,021
Provisions	(295)	(262)
Income tax (benefits)/expenses	6,060	2,804
Share of profit of equity-accounted investees, net of tax	22	(17,650)
Net finance expense	104,699	105,869
(Gain)/loss on disposal of assets	(372,444)	(95,813)

Changes in working capital requirements	102,463	(82,727)
Change in cash guarantees	12,234	570
Change in inventory	19,132	27,391
Change in receivables from contracts with customers	43,137	(105,538)
Change in accrued income	(3,248)	(2,941)
Change in deferred charges	2,096	1,263
Change in other receivables	1,148	(4,600)
Change in trade payables	17,336	(1,316)
Change in accrued payroll	603	(39)
Change in accrued expenses	7,248	(2,808)
Change in deferred income	(1,291)	9,998
Change in other payables	263	(2,113)
Change in provisions for employee benefits	3,805	(2,594)

Income taxes paid during the period	(6,674)	2,761
Interest paid	(130,375)	(99,744)
Interest received	50,556	11,446
Dividends received from equity-accounted investees	—	3,021

Net cash from (used in) operating activities	837,382	255,553

Acquisition of vessels and vessels under construction	(337,195)	(523,494)
Proceeds from the sale of vessels	1,206,636	356,730
Acquisition of other tangible assets	(1,407)	(164)
Acquisition of intangible assets	(60)	(16,582)
Payments received from loans to related parties	—	32,844
Repayment of loans from related parties	—	(10,215)
Lease payments received from finance leases	1,706	2,036

Net cash from (used in) investing activities	869,680	(158,845)

(Purchase of) Proceeds from sale of treasury shares	—	1,080
Proceeds from new borrowings	2,694,127	1,270,295
Repayment of borrowings	(2,933,724)	(976,670)
Repayment of lease liabilities	(21,942)	(25,527)
Repayment of commercial paper	(458,272)	(279,314)
Repayment of sale and leaseback	(96,006)	(22,667)
Transaction costs related to issue of loans and borrowings	(14,530)	(5,871)
Dividends paid	(630,540)	(24,221)

Net cash from (used in) financing activities	(1,460,887)	(62,895)

Net increase (decrease) in cash and cash equivalents	246,175	33,813

Net cash and cash equivalents at the beginning of the period	179,929	152,528
Effect of changes in exchange rates	3,266	(6,412)

Net cash and cash equivalents at the end of the period	429,370	179,929

of which restricted cash	—	—